UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

Sagoon, Inc.
(Exact name of issuer as specified in its charter)

Delaware	20-5886599
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1980 Teasel Ct.
Woodbridge, VA 22192
(Full mailing address of principal executive offices)

703-762-6560
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

Sagoon, Inc. (the “company”) was incorporated in the State of Delaware on December 29, 2006. The company is one of the newest social media platforms on the market and enables users to connect and earn money pursuant to a revenue sharing model.

The consolidated financial statements included in this filing as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 are unaudited, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim consolidated statements of operations not misleading have been included.

Operating Results

The company has never realized net profits and has been operating at a net loss since inception. The primary product allows for the building of social connections and the sharing of secret messages, both publicly and privately. Additionally, it provides for the organization of daily tasks and schedules and the ability to “chat” seamlessly through MoodTalk. The current features available on desktops are MyDay, Secret Sharing, MoodTalk and Contacts. The current features available on mobile devices are Secret Sharing and Contacts.

Our net revenues for the six months ended June 30, 2019 (“Interim 2019”) was $0, compared to $0 for the six months ended June 30, 2018, (“Interim 2018”). We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

For Interim 2019, operating expenses were $487,624 compared with $1,157,646 for Interim 2018, a 58% decrease. We attribute this decrease primarily to decreased spending on sales and marketing and research and development, which decreased from $513,191 to $121,437 and from $388,694 to $140,647, respectively, over those time periods.

As of June 30, 2019, the company had 16 full-time and part-time employees representing approximately $56,000 in monthly operating expenses.

As a result of the foregoing factors, our net loss for Interim 2019 was $544,849, compared to $1,151,760 for Interim 2018, a decrease of 57%. The decrease was primarily to decreased spending on sales and marketing and research and development due to the lack of capital as well as the initial development of the company's product being substantially complete.

Although the company is not currently profitable, we believe we may reach profitability within three years based on projections. Our plan of operations over the next twelve months consists of the following:

PRODUCT DEVELOPMENT AND SUPPORT

•	Continue development and rollout of features on mobile apps and desktop services applications.

•	Launch Social Smart Card - a shopping and gifting card

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY

•	Scale the platform to support millions of users engaging.

•	Develop a robust and a scalable mobile application infrastructure to support multiple vendors’ mobile devices.

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

•	Develop partnership with retail vendors and sell channels to implement “Social Smart Card” in India and Nepal

•	Run events for product launch, branding and tradeshow.

We believe that we require approximately $3 million to conduct planned operations for the next 12 months. We believe that the resources we currently have at hand would permit planned operations for four months. We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Liquidity and Capital Resources

As of June 30, 2019, we had $117,024 of cash and cash equivalents. We believe that we will be able to conduct operations for a minimum of three months with our current cash on hand without regard to additional proceeds we expect to receive from the Regulation A offering.

During the six months ended June 30, 2019, the company sold 7,609 shares of Class C Common Stock for net cash proceeds of $175,000 to various individuals under private placements. We also collected $141,628 of subscriptions receivable, net of fees of $33,271. Subsequent to June 30, 2019, the Company sold 1,522 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $35,000.

As of June 30, 2019, we had $1,100,636 in total liabilities. This includes a related party note payable to our Chief Executive Officer and various shareholders in the amount of $236,797.

Trend Information

Our target market encompasses the world’s 2.2 billion social media users. We have a strong media reputation in South Asia. In addition, we have more than 140,000 Facebook followers globally. Thousands of people visit our site on a monthly basis. To date, the company has not incurred user acquisition costs.

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis.

Item 2.

OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

Item 3. Financial Statements

SAGOON, INC. AND SUBSIDIARIES

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash	$117,024	$225,012
Total current assets	117,024	225,012

Property and equipment, net	50,920	12,505
Other assets	4,520	4,520
Total assets	$172,464	$242,037

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$401,166	$262,874
Accrued liabilities	177,235	156,893
Notes payable	79,949	66,949
Related party notes payable	236,797	269,797
Convertible debt - net of discounts of $4,510 and $16,993, respectively	205,489	193,007
Total current liabilities	1,100,636	949,520

Total liabilities	1,100,636	949,520

Commitments and contingencies

Stockholders' Deficit:
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at June 30, 2019 and December 31, 2018	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at June 30, 2019 and December 31, 2018	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 352,020 and 344,411 issued and outstanding at June 30, 2019 and December 31, 2018, respectively	35	34
Additional paid-in capital	8,188,147	8,038,887
Subsriptions receivable	-	(174,899)
Accumulated deficit	(9,062,515)	(8,528,858)
Accumulated other comprehensive loss	(54,175)	(42,983)
Total stockholders' deficit	(928,172)	(707,483)
Total liabilities and stockholders' deficit	$172,464	$242,037

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2018
Revenues	$-	$-

Cost of revenues	-	-

Gross profit	-	-

Operating expenses:
General and administrative	225,540	255,761
Sales and marketing	121,437	513,191
Research and development	140,647	388,694
Total operating expenses	487,624	1,157,646

Operating loss	(487,624)	(1,157,646)

Other expenses:
Interest expense	(46,033)	(71,196)
Total other expenses	(46,033)	(71,196)

Loss before provision for income taxes	(533,657)	(1,228,842)

Provision for income taxes	-	-

Net loss	(533,657)	(1,228,842)

Foreign currency translation gain (loss)	(11,192)	77,082

Other comprehensive loss	$(544,849)	$(1,151,760)

Basic and diluted net loss per common share	$(0.14)	$(0.34)
Weighted average shares outstanding - basic and diluted	3,697,031	3,619,427

 See accompanying notes to the consolidated financial statements.

 SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(unaudited)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional			Other	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Comprehensive Loss	Stockholders' Deficit
December 31, 2017 (as restated)	2,361,000	236	989,800	100	232,304	23	5,826,568	(155,688)	(6,419,008)	(9,997)	(757,766)

Class C common stock issued for cash	-	-	-	-	112,107	11	2,580,280	(174,899)	-	-	2,405,392
Collection of subscription receivable	-	-	-	-	-	-	-	155,688	-	-	155,688
Offering costs	-	-	-	-	-	-	(382,745)	-	-	-	(382,745)
Imputed interest on related party notes	-	-	-	-	-	-	14,784	-	-	-	14,784
Net loss	-	-	-	-	-	-	-	-	(2,109,850)	(32,986)	(2,142,836)
December 31, 2018	2,361,000	$236	989,800	$100	344,411	$34	$8,038,887	$(174,899)	$(8,528,858)	$(42,983)	$(707,483)

Class C common stock issued for cash	-	-	-	-	7,609	1	174,999	-	-	-	175,000
Collection of subscription receivable	-	-	-	-	-	-	-	174,899	-	-	174,899
Offering costs	-	-	-	-	-	-	(33,271)	-	-	-	(33,271)
Imputed interest on related party notes	-	-	-	-	-	-	7,532	-	-	-	7,532
Net loss	-	-	-	-	-	-	-	-	(533,657)	(11,192)	(544,849)
June 30, 2019	2,361,000	$236	989,800	$100	352,020	$35	$8,188,147	$-	$(9,062,515)	$(54,175)	$(928,172)

See accompanying notes to consolidated financial statements.

 SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(533,657)	$(1,228,842)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,417	4,142
Imputed interest on notes payable	7,532	7,593
Amortization of debt discount	12,482	18,644
Changes in operating assets and liabilities:
Other current assets	-	(19,787)
Accounts payable	138,292	(54,412)
Accrued liabilities	(22,490)	12,522
Net cash used in operating activities	(393,424)	(1,260,140)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(14,856)
Net cash used in investing activities	-	(14,856)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	349,899	1,197,824
Offering costs paid	(33,271)	-
Proceeds from notes payable	13,000	-
Repayment of notes payable	-	(30,968)
Repayment of related party notes payable	(33,000)	(20,000)
Net cash provided by financing activities	296,628	1,146,856

Cash effects of foreign currency	(11,192)	77,082

Increase (decrease) in cash and cash equivalents	(107,988)	(51,058)
Cash and cash equivalents, beginning of year	225,012	314,904
Cash and cash equivalents, end of year	$117,024	$263,846

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$23,615
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”).

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of Sagoon, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim consolidated financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of and for the years ended December 31, 2018 and 2017. The results of operations for the six months ended June 30, 2019 and 2018 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of June 30, 2019 has incurred cumulative net losses of approximately $9.1 million since inception and has a working capital deficit of approximately $984,000. The Company currently has limited liquidity and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents as of June 30, 2019 and 2018 related to convertible notes payable, for which the effects would be anti-dilutive. Therefore, basic loss per common share equals diluted loss per common share for the six months ended June 30, 2019 and 2018.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder’s deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the six months ended June 30, 2019 and 2018.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASUs” or “ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning January 1, 2021, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures, however, the Company does not expect the impact to be material.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 and 2017 consisted of the following:

	June 30, 2019	December 31, 2018
Computers and software	$36,123	$36,110
Furniture	5,000	5,000
Less: Accumulated depreciation	(33,803)	(28,605)
Property and equipment, net	$7,320	$12,505

Depreciation expense for the six months ended June 30, 2019 and 2018 was $4,417 and $4,142, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of June 30, 2019, the Company owed principal and accrued interest of $66,949 and $72,403, respectively. As of December 31, 2018, the Company owed principal and accrued interest of $66,949 and $64,369, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. Interest expense was $8,034 and $8,034 for the six months ended June 30, 2019 and 2018, respectively.

Commencing on October 28, 2016, the Company borrowed a total of $300,000 from a third party to be used in operations. The Company received proceeds of $288,546, net of closing costs. Under the terms of the agreement, the loan was an interest only loan and incurred interest at 12% per annum with interest due monthly and the principal due October 1, 2018. The loan was secured by real property held by the co-founder. In October 2018, the Company repaid the loan. During the six months ended June 30, 2018, the Company amortized $4,892 of the discount to interest expense. Interest expense was $18,732 for the six months ended June 30, 2018.

During the six months ended June 30, 2019, the Company borrowed a total of $13,000 from two third parties. The notes incur interest at rates ranging from 6% per annum to 8% per annum. The notes mature in April 2020. Interest expense was $235 for the six months ended June 30, 2019.

Subsequent to June 30, 2019, the Company borrowed an additional $40,000 under similar terms to the two notes entered into during the six months ended June 30, 2019.

Convertible Notes Payable

To date, the Company received total proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of the initial issuance (dates ranging from August to October 2019) and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the six months ended June 30, 2019 and 2018, the Company amortized $12,482 and $13,752, respectively, of the discount to interest expense. As of June 30, 2019, and December 31, 2018, a discount of $4,510 and $16,993, respectively, remained, which will be expensed in 2019. Accrued interest as of June 30, 2019 and December 31, 2018 was $81,146 and $65,396, respectively. Interest expense was $15,750 and $8,250 for the six months ended June 30, 2019 and 2018, respectively.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. During the six months ended June 30, 2019, the Company repaid $33,000. As of June 30, 2019 and December 31, 2018, principal amounts due to the Chief Executive Officer and shareholders under these loans was $236,797 and $269,797, respectively. For the non-interest-bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the six months ended June 30, 2019 and 2018, the Company recorded imputed interest expense related to these loans of $7,532 and $7,593, respectively. Interest expense for the six months ended June 30, 2019 and 2018 was $2,000 and $2,400, respectively, with $17,200 and $15,200 in accrued interest due as of June 30, 2019 and December 31, 2018, respectively.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the six months ended June 30, 2019, the Company sold 7,609 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $175,000. The Company also collected $174,899 of subscriptions receivable, of which $33,271 of offering costs was treated as a reduction of gross proceeds.

During the six months ended June 30, 2018, the Company sold 60,143 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $1,383,285, for which $155,688 was recorded as a subscription receivable and collected in 2018 and $185,467 of offering costs was treated as a reduction of gross proceeds.

See Note 4 for discussion related to imputed interest.

Subsequent to June 30, 2019, the Company sold 1,522 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $35,000.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Warrants

In November 2018, the Company entered into an agreement with an advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 for which equates to 152,174 warrants. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem to issuing warrants (shares of Class C common stock) for advertising. As of December 31, 2018, the investor hadn't exercised any warrants and thus no amounts were remitted back for adverting services. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period. During the six months ended June 30, 2019, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by an independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

As of June 30, 2019, the related asset and liability of $350,000 have been netted for financial statement presentation purposes due to the fact that there has been no ongoing communication with the advertising conglomerate and the share certificates have not been physically issued.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Lease

During December 2016, the Company entered into a non-cancelable operating lease agreement to lease office space in India through December 2019. The Company received the first five (5) months free, thus, accrued rent of $6,502 and $9,627 is recorded as of June 30, 2019 and December 31, 2018, respectively.

The Company leases other office space for its operations under leases in which have terms of one year or less. Rent expense for the six months ended June 30, 2019 and 2018 was $39,129 and $40,458, respectively.

During the six months ended June 30, 2019 and 2018, the Company paid $6,000 and $6,000, respectively, to its CEO for rent.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Warrant

See Note 5 for discussion of the granting of a warrant and related commitment.

NOTE 7 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 6 for discussion of transactions with related parties.

NOTE 8 - SUBSEQUENT EVENTS

See Notes 4 and 5 for discussion of subsequent events.

The Company has evaluated events subsequent to the date of these financial statements and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2	Amended and Restated Bylaws (1)
4	Form of Subscription Agreement (2)
6.1	Investment Agreement between Sagoon Inc. and Sagoon, LLC (3)
6.2	Employment Agreement between Sagoon Inc. and Govinda Giri dated January 1, 2018 (4)
6.3	Lease agreement between Vatika Ltd., Vatika I.T. Parks Private Limited and Sagoon India Pvt. Ltd. dated January 5, 2017 (5)
6.4	HT Warrant Purchase Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd.(6)
6.5	HT Warrant Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd.(7)
8	Escrow Agreement (8)

1)	Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417032393/v468671_ex2.htm
2)	Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417002868/v456646_ex4.htm
3)	Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417002868/v456646_ex6.htm
4)	Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420418022172/tv491091_ex6-2.htm
5)	Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420418022172/tv491091_ex6-3.htm
6)

Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420419022496/tv520168_partii.htm

7)

Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420419022496/tv520168_partii.htm

8)	Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417037373/v471033_ex8.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2019.

Sagoon, Inc.

/s/ Govinda Giri

By Govinda Giri as Chief Executive Officer of Sagoon, Inc.
Date: September 30, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director
September 30, 2019